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11/22/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16207

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____10/01/12_____ AND ENDING _____09/30/13_____
               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Share Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15770 Dallas Parkway, Suite 860
(No. and Street)

Dallas	Texas		75248
(City)	(State)		(Zip Code)

OFFICIAL USE ONLY
FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


FOR OFFICIAL USE ONLY


Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Charles H. Major_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ___Share Financial Services, Inc._____, as of ___September 30_____, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

ELAINE CUELLAR
Notary Public
State of Texas
Comm. Expires 08-08-2015

_____
Signature

___President___
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any Material Inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SHARE FINANCIAL SERVICES INC.

September 30, 2013



SHARE FINANCIAL SERVICES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2013

SHARE FINANCIAL SERVICES, INC.

CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Share Financial Services, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Share Financial Services, Inc. as of September 30, 2013 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Share Financial Services, Inc. as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway   972.387.4300
Suite 300   800.834.8586   Member:
Dallas, TX 75231-6464   972.960.2810 fax

CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

Dallas, Texas
November 13, 2013

ACCOUNTANTS
CONSULTANTS

SHARE FINANCIAL SERVICES, INC.
Statement of Financial Condition
September 30, 2013

ASSETS

Cash	$	89,285
Commissions receivable		84,621
Property and equipment including capital leases, net of accumulated depreciation, and amortization of $68,725,		4,507
Receivable from Parent		20,000
Employee advances		3,469
	$	201,882

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	33,010
Commissions payable		47,437
Capital lease obligations		6,092
Deferred revenue		10,000
State income tax payable		5,000
		101,539

Stockholder's equity:

Common stock, 100,000 shares authorized with $1 par value, 8,000 shares issued and outstanding	8,000
Additional paid-in capital	415,000
Retained earnings (deficit)	(322,657)
Total stockholder's equity	100,343
	$ 201,882

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Income
For the Year Ended September 30, 2013

Revenues:

Commissions income	$ 2,090,637
Other income	3,670
	2,094,307

Expenses:

Compensation and benefits	1,310,633
Commissions and clearance paid to all other brokers	382,870
Communications	38,740
Occupancy and equipment costs	54,101
Regulatory fees and expenses	77,463
Interest expense	727
Other expenses	233,223
	2,097,757
Income (loss) before income taxes	(3,450)
State income tax expense - related party	4,729
Net Loss	$ (8,179)

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2013

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances at September 30, 2012	8,000	$ 8,000	$ 415,000	$ (314,478)	$ 108,522
Net loss				(8,179)	(8,179)
Balances at September 30, 2013	8,000	$ 8,000	$ 415,000	$ (322,657)	$ 100,343

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2013

Balance at September 30, 2012	$	-0-
Increases		-0-
Decreases		-0-
Balance at September 30, 2013	$	-0-

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2013

Cash flows from operating activities:

Net loss	$	(8,179)
Adjustments to reconcile net loss to		
net cash provided (used) by operating activities:		
Depreciation and amortization expense		4,998
Change in assets and liabilities:		
Decrease in commissions receivable		55,643
Decrease in receivable from related party		16,239
Decrease in employee advances		2,032
Decrease in receivable from Parent		34,000
Increase in accounts payable and accrued expenses		14,366
Decrease in commissions payable		(68,685)
Increase deferred revenue		2,000
Net cash provided (used) by operating activities		52,414

Cash flows from investing activities:

Net cash provided (used) by investing activities		-0-

Cash flows from financing activities:

Payments on capital lease obligations		(4,300)
Net cash provided (used) by financing activities		(4,300)
Net increase in cash		48,114
Cash at beginning of year		41,171
Cash at end of year	$	89,285

Supplemental Disclosures

Cash paid for:

Income taxes	$	-0-
Interest	$	727

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Share Financial Services, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(i). The Company is a wholly-owned subsidiary of Share Holdings, Inc. (the "Parent"). The Company's revenue is generated through consulting and underwriting services ("program fees") to churches and not-for-profit organizations and the brokerage of securities of its client issues. The Company's customers are primarily located throughout the Midwestern and Southwestern portions of the United States.

Revenues from program fees are recognized when all provisions of the contract between the Company and the client have been fulfilled. Expenses relating directly to programs are recognized when revenue is recorded. All other revenues and expenses are recognized as earned or incurred, using the accrual method of accounting.

The Company receives deposits in advance for services to be provided. These deposits are reflected as deferred revenue.

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2013, the Company had net capital of approximately $72,367 and net capital requirements of $6,769. The Company's ratio of aggregate indebtedness to net capital was 1.40 to 1. The SEC permits a ratio of no greater than 15 to 1.

SHARE FINANCIAL SERVICES, INC.
Notes to Financial Statements
September 30, 2013

Note 3 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 -   Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Accounting Standards Codification 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

At September 30, 2013, the Company has net operating losses of approximately $296,440 which have been carried forward to offset against future taxable income. This net operating loss carryforward will expire as follows:

Year Ending September 30,	
2028	$ 77,755
2029	778
2030	215,884
2033	2,023
	$ 296,440

The tax benefit from the net operating loss carryforward of $89,040 has not been reported in these financial statements because the Company believes it is likely that the carryforward will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

The following reflects the changes in the tax benefit:

	Deferred Tax Asset September 30, 2012	Current Period Changes	Deferred Tax Asset September 30, 2013
Federal	$ 88,000	$ 1,040	$ 89,040
Valuation allowance	(88,000)	(1,040)	(89,040)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 5 -   Lease Commitments

The following is an analysis of leased property under capital leases:

Office equipment	$ 27,060
Less: accumulated amortization	25,254
	$ 1,806

Note 5 -   Lease Commitments, continued

Amortization of the lease property is included in depreciation expense. The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of September 30, 2013:

Year Ending September 30,	
2014	$ 5,027
2015	2,519
Less: amount representing interest	(1,454)
Present value of net minimum lease payments	$ 6,092

Note 6 -   Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company is provided office space, office facilities and certain administrative expenses from its Parent under the terms of an expense sharing agreement. During the year ended September 30, 2013 the Company paid the Parent approximately $30,800 for allocated overhead.

During the year ended September 30, 2013 the Company paid discretionary management fees to the Parent in the amount of $17,500, which was included in other expenses.

Note 7 -   Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results in operations, or cash flows of the Company.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

September 30, 2013

Schedule I

SHARE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2013

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 100,343
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		100,343
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment	$ 4,507	
Receivable from Parent	20,000	
Employee advances	3,469	(27,976)
Net capital before haircuts on securities positions		72,367
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-0-
Net capital		$ 72,367

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 33,010
Commissions payable		47,437
Capital lease obligations		6,092
Deferred revenue		10,000
State income taxes payable		5,000
Total aggregate indebtedness		$ 101,539

SHARE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 6,769
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 6,769
Net capital in excess of required minimum	$ 65,598
Excess net capital at 1000%	$ 62,213
Ratio: Aggregate indebtedness to net capital	1.40 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

SHARE FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2013

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended September 30, 2013


ACCOUNTANTS
CONSULTANTS

<u>INDEPENDENT AUDITOR'S REPORT ON INTERNAL</u>
<u>CONTROL REQUIRED BY SEC RULE 17a-5</u>

To the Board of Directors of
Share Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental information of Share Financial Services, Inc. (the "Company"), as of and for the year ended September 30, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in compliance with making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

8750 N. Central Expressway   972.387.4300
Suite 300   800.834.8586   Member:
Dallas, TX 75231-6464   972.960.2810 fax

CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
November 13, 2013



Independent Accountant's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended September 30, 2013



INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL
ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Share Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2013, which were agreed to by Share Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Share Financial Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Share Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013 with the amounts reported in Form SIPC-7 for the year ended September 30, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co. JN.

CF & Co., L.L.P.

Dallas, Texas
November 13, 2013

www.cfllp.com

8750 N. Central Expressway   972.387.4300   CPAmerica International, in alliance with Crowe Horwath International
Suite 300   800.834.8586   Member: The International Accounting Group
Dallas, TX 75231-6464   972.960.2810 fax   World Services Group

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 9/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

016207   FINRA   SEP
SHARE FINANCIAL SERVICES INC
15770 DALLAS PKWY STE 860
DALLAS TX 75248-6617

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ 2,094,307

   B. Less payment made with SIPC-6 filed (exclude interest)   (2,765.50)

       4-25-2013
       Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   2,470.27

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,470.27

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 2,470.27

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SHARE FINANCIAL SERVICES, INC.
(Name of Corporation, Partnership or other organization)

Chairman
(Authorized Signature)

Dated the 22 day of OCTOBER, 2013.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __2,094,307__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

    (2) Net loss from principal transactions in securities in trading accounts.   _____

    (3) Net loss from principal transactions in commodities in trading accounts.   _____

    (4) Interest and dividend expense deducted in determining item 2a.   _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

    (7) Net loss from securities in investment accounts.   _____

        Total additions   _____

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

    (2) Revenues from commodity transactions.   _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

    (4) Reimbursements for postage in connection with proxy solicitation.   _____

    (5) Net gain from securities in investment accounts.   _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        _____   _____

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)   _____

       Total deductions   _____

2d. SIPC Net Operating Revenues $ __2,094,307__

2e. General Assessment @ .0025 $ __5,235.77__
                                   (to page 1, line 2.A.)